UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL
RETIREMENT INCOME SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL
RETIREMENT INCOME SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2006 and 2005	3

Statement of Changes in Net Assets Available for Benefits For the Year ended December 31, 2006	4

Notes to Financial Statements	5

Supplemental Schedules:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2006	13

Signatures	14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15
EX-23
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kennametal Retirement Income Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Kennametal Retirement Income Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 28, 2007

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	December 31,	December 31,
	2006	2005
ASSETS

Receivables:
Participant contributions	$6,593	$31,102
Employer contributions	73,057	135,285

Total receivables	79,650	166,387

Investments:
Mutual Funds	$6,629,465	$9,389,267
Common/Collective Trusts	3,250,149	4,315,376
Master Trust	4,973,664	7,293,031
Kennametal Inc. Common Stock	2,567,996	4,635,344
Participant Loans	203,543	759,203

Total investments	17,624,817	26,392,221

Total Assets	17,704,467	26,558,608

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	49,745	24,897

NET ASSETS AVAILABLE FOR BENEFITS	$17,754,212	$26,583,505

The accompanying notes are an integral part of these statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$631,235
Employer contributions	535,404
Dividends and interest	884,789
Net appreciation in fair value of investments	1,592,011
Adjustment to contract value on Master Trust	24,848

Total additions	3,668,287

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,265,862
Loan distributions	203
Administrative fees	620

Total deductions	3,266,685

NET INCREASE BEFORE TRANSFER OF ASSETS	401,602

Transfers to other plans	9,230,895

NET DECREASE	8,829,293

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	26,583,505

End of year	$17,754,212

The accompanying notes are an integral part of these statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
1. DESCRIPTION OF PLAN
The following general description of the Kennametal Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.
The Plan is a defined contribution employee benefit plan, established to encourage investment and savings for eligible employees of Kennametal Inc. (the Company) and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as the Plan sponsor.
ADMINISTRATION OF THE PLAN — The management of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company functions as the trustee, and Fidelity Investments Institutional Operations Company functions as the recordkeeper.
ELIGIBILITY — Employees may become participants in the Plan on the first day of the first payroll period subsequent to completing six (6) months of service. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.
VESTING — All participant and employer contributions vest immediately.
PARTICIPANT ACCOUNTS — A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.
CONTRIBUTIONS — The Company is required to contribute quarterly, a base amount of 2% of each eligible employee’s wages, which include base salary, overtime, shift differential pay and incentive compensation. Participants may elect to contribute to the Plan from (pre-tax) 1% to 20% of their wages through payroll deductions. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make Catch-Up contributions. Newly hired non-union employees are automatically enrolled at 2%. Employee contributions up to 4% are matched at 50%. The maximum employer matching contribution is 2%.

The participants can elect to have their contributions invested in the different investment funds available under the Plan. Currently, the Plan offers 10 mutual funds, 8 common/collective trusts, Kennametal Common Stock, and a Master Trust. Employer mandatory and matching contributions are made quarterly. In 2005, these contributions were solely in Kennametal Inc. common stock. However, on April 1, 2006, employer contributions began to be invested in the same investment fund elections that employees had elected for their pre-tax contributions. These employer contributions can be transferred to other investment options at any time at the participant’s election.
The Company may also make a discretionary contribution from 0% to 3% of the participant’s eligible compensation if the Company exceeds its performance objectives for the fiscal year. During 2006, the Company made a discretionary contribution of 1.5% for non-union employees. The discretionary contribution is invested in the same investment fund elections that the employees have elected for their pre-tax contributions.
DISTRIBUTIONS — Distributions to participants due to disability, retirement or death are payable in either a lump sum or in periodic payments for a period not to exceed ten (10) years. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.
In addition, while still employed, participants may withdraw pre-tax employee and Company contributions if over age 59.5, at any time. Pre-tax employee and Company contributions if under age 59.5 may be withdrawn only for specific hardship reasons.
PARTICIPANT LOANS — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the IRC. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence and are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. Interest rates on participant loans ranged from 5.0% to 9.5% and 5.0% to 10.5% at December 31, 2006 and 2005, respectively. Participant loans outstanding at December 31, 2006 have maturity dates ranging from 2007 to 2023.
INVESTMENTS — Participants direct their contributions and all Company contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.

2. ACCOUNTING POLICIES
BASIS OF ACCOUNTING — The financial statements of the Plan are maintained on the accrual basis of accounting.
RECENT ACCOUNTING PRONOUNCEMENTS — As of December 31, 2006, the Plan adopted the Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.
In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (SFAS 157), which establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosure about fair value measurements. SFAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan’s management does not believe that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The fair value option established by SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Plan’s management does not believe that the adoption of SFAS 159 will have a material impact on the Plan’s financial statements.
INVESTMENTS — Investment transactions are recorded on a trade date basis. Invesco Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 4) are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at fair value under investments with a corresponding reduction to contract value for purposes of reporting net assets available for investments in accordance with the provisions of AICPA Statement of Position (SOP) 94-4-1, “Reporting of Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year-end. Investments in common stock are valued at their quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.
PAYMENT OF BENEFITS — Benefit payments are recorded as distributed.
INVESTMENT INCOME — Interest and dividend income are recorded in the period earned.

NET APPRECIATION — Net appreciation in fair value of investments is composed of unrealized gains and losses, which represent the change in market value compared to the cost of investments in each year, and realized gains or losses on security transactions, which represent the difference between proceeds received and average cost. Net appreciation in fair value of investments for the year ended December 31, 2006 was as follows:

2006
Kennametal Inc. Common Stock Fund	$605,719
Common/Collective Trusts	234,434
Mutual Funds	751,858

Total	$1,592,011

PLAN EXPENSES — Expenses attributable to the administration or operation of the Plan and related trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the year ended December 31, 2006, the Company paid all expenses related to the operation of the Plan.
USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.
3. INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31, 2006 and 2005 were as follows:

	2006	2005
Stable Value Fund	$4,973,664	$7,293,031
Kennametal Inc. Common Stock Fund	2,567,996	4,635,344
Fidelity Freedom 2015 Fund	2,218,915	2,803,257
MSIFT Mid Cap Growth Fund	1,792,612	2,629,312
Hotchkis & Wiley Large Cap Value Fund	1,732,088	2,231,817
Vanguard Institutional Index Fund	1,582,828	2,597,493

4. MASTER TRUST
A portion of the Plan’s investments are held in a Master Trust, which was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held in a stable value fund by Invesco (Trustee). Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts). The crediting interest rates on the contracts ranged from 0.5 percent to 5.4 percent and 0.7 percent to 6.0 percent at December 31, 2006 and 2005, respectively.
The Master Trusts’ key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.
To accomplish the objectives above, the Trust primarily invests in wrapper contacts, or synthetic guaranteed investment contracts (GICS). In wrapper contracts, the investments are owned and held by the Trust for Plan participants. The Trust purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Trust for the underlying investments. The issuer of the wrapper contract provides assurance that the adjustment to the interest-crediting rate will not result in a future interest-crediting rate that is less than zero. An interest-crediting rate less than zero would result in a loss of principal or accrued interest.
The key factors that influence future interest-crediting rates for wrapper contracts include the level of market interest rates, the amount and timing of participant activity within the wrapper contract, the investment returns and the duration of the underlying investments. Most wrapper contracts use a formula based on the characteristics of the underlying fixed-income portfolio to determine a crediting rate. Over time, the crediting rate formula amortizes the Trust’s realized and unrealized market value gains and losses over the duration of the investments. The wrapper contracts’ interest-crediting rates are typically reset on a monthly or quarterly basis.
The average yield earned by the plan based on actual earnings was 5.15% and 4.89% at December 31, 2006 and 2005, respectively. The average yield earned by the plan based on interest rate credited to participants was 5.15% and 4.79% for December 31, 2006 and 2005, respectively.

Investments held by the Master Trust at December 31, 2006:

	Issuer	Investment at	Adjustment to	Investments at
Security	Rating	Fair Value	Contract Value	Contract Value

Wrapped Portfolios
Common Collective Trusts:
IXIS IGT AAA Asset-Backed Securities Fund	AAA/Aaa	$23,915,421	$(7,328)	$23,908,093
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	20,012,084	227,212	20,239,296
Pacific Life IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	19,380,428	281,667	19,662,095
UBS AG IGT INVESCO Multi-Mgr A or Better Core Fund	AA+/Aa2	16,596,979	459,451	17,056,430
State Street IGT INVESCO Short-term Bond Fund	AA/Aa2	14,746,482	183,310	14,929,792
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA/Aa2	14,715,069	(13,754)	14,701,315

Short-Term Investments
Fidelity Money Market	N/A	2,601,466	—	2,601,466

Total		$111,967,929	$1,130,558	$113,098,487

At December 31, 2006, the Plan’s interest in the Master Trust was 4.4 percent. Total investment income for the Master Trust was $5,458,429 for the year ended December 31, 2006.

Investments held by the Master Trust at December 31, 2005:

	Issuer	Investment at	Adjustment to	Investments at
Security	Rating	Fair Value	Contract Value	Contract Value
| | | |
Wrapped Portfolios:
Common Collective Trusts:
IXIS IGT AAA Asset-Backed Securities Fund	AA/Aaa	$21,549,710	$6,332	$21,556,042
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	20,276,940	9,303	20,286,243
MetLife IGT INVESCO Multi-Mgr A or Better	AA/Aa2	19,669,617	88,172	19,757,789
UBS AG IGT INVESCO Multi-Mgr A or Better Core Fund	AA+/Aa2	16,850,531	287,501	17,138,032
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA/Aa2	14,439,104	(128,908)	14,310,196
State Street IGT INVESCO Short-term Bond Fund	AA/Aa2	14,085,400	109,497	14,194,897
Monumental US Treasury Note	AA/Aa3	3,064,024	27,205	3,091,229
Prudential Traditional GIC	AA-/Aa3	2,637,103	(10,082)	2,627,021

Short-Term Investments:
Fidelity Money Market	N/A	1,009,726	—	1,009,726

Total		$113,582,155	$389,020	$113,971,175

At December 31, 2005, the Plan’s interest in the Master Trust was 6.4 percent.
5. TAX STATUS
The Plan obtained its latest determination letter on March 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the ERISA.

7. RELATED PARTY TRANSACTIONS
Certain investments of the Plan are mutual funds managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants is stock of Kennametal Inc., the Plan sponsor. The Plan held 43,626 and 90,817 shares of Kennametal Inc. common stock at December 31, 2006 and 2005, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
PLAN NUMBER: 001
EIN: 04-2917072
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b)Issuer	(c)Description	(d)Cost	(e)Value

		Mutual Funds

	Morgan Stanley	MSIFT Mid Cap Growth Portfolio		$1,792,612
	Hotchkis & Wiley	H&W Large Cap Value Fund		1,732,088
	Vanguard	Vanguard Institutional Index Fund		1,582,828
	Lord Abbett	Lord Abbett Small Cap Value Fund		456,333
	American Funds	American Funds EuroPacific Growth Fund		300,434
	Hotchkis & Wiley	H&W Mid Cap Value Fund		256,980
*	Fidelity	Fidelity Capital Appreciation Fund		174,313
	Morgan Stanley	MSIF Small Company Growth Portfolio		165,650
	Vanguard	Vanguard Total Bond Market Index Fund		144,408
	FranklinTempleton	Templeton Foreign Fund		23,819

		Total Mutual Funds		6,629,465

		Common/Collective Trusts

*	Fidelity	Fidelity Freedom 2015 Fund		2,218,915
*	Fidelity	Fidelity Freedom 2025 Fund		297,334
*	Fidelity	Fidelity Freedom 2020 Fund		281,029
*	Fidelity	Fidelity Freedom 2030 Fund		168,114
*	Fidelity	Fidelity Freedom 2010		100,897
*	Fidelity	Fidelity Freedom Income Fund		82,171
*	Fidelity	Fidelity Freedom 2040		74,111
*	Fidelity	Fidelity Freedom 2035		27,578

		Total Common / Collective Trusts		3,250,149

		Master Trust

	Invesco	Stable Value Fund		4,973,664

		Kennametal Inc. Common Stock

*	Kennametal	Kennametal Inc. Common Stock Fund		2,567,996

		Loans to Participants

	Participant Loans	5.0% to 9.5%		203,543

		Total Investments		$17,624,817

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Retirement Income Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
Date: June 28, 2007	By:	/s/ Veronica McDonough
Veronica McDonough
Plan Administrator